Exhibit 99.1

26 January 2005

MITCHELLS & BUTLERS PLC

AGM TRADING UPDATE

At the Annual General Meeting to be held at 11am this morning, Roger Carr, Chairman, will make the following comment on the Company’s trading for the first 16 weeks (to 15 January 2005) of the current financial year:

“I am pleased to announce that our strategy to drive profitable sales growth continues to deliver good results. In the first 16 weeks of the year, same outlet like for like sales were ahead by 5.2%, 3.8% on an uninvested basis. Whilst the timing of the Christmas calendar has had some impact on the level of sales growth, overall trading is in line with the Board’s expectations.

Total retail sales were up 5% led by strong growth in food sales, up 10%. Drinks sales were up 2%. The average price of food and drink during the period was broadly unchanged compared to last year and gross margins were held constant.

In residential areas, which account for 70% of the business, same outlet like for like sales were up 6.6%, 4.8% on an uninvested basis.

Same outlet like for like sales on the high street were up 2.9%, 2.1% on an uninvested basis. The continuing recovery in Central London has helped to offset the more challenging trading conditions on the high street generally.

A combination of good sales growth and selective site disposals continues to deliver strong cashflows. The share buyback of £100m announced in December is underway with £19m spent to date. The additional pension contribution of £30m committed for the current year has been made.

We have made a good start to the year although the outlook for consumer spending is increasingly uncertain. The Board remains confident that our focus on offering value and choice for customers leaves us well placed to capture additional market share. This strategy, combined with leveraging our economies of scale, will help us to overcome the regulatory and energy cost pressures that the business faces and generate further growth in earnings per share and cashflows as the year progresses.”

For further information please contact:

Mitchells & Butlers plc:
Kate Holligon	Investor Relations	0121 498 5092
Simon Ward	Media	0121 498 5795

Finsbury Group	James Murgatroyd	0207 251 3801

Notes for editors:

–	Mitchells & Butlers is the leading operator of managed pubs, owning and operating approximately 2,000 high quality pubs in prime locations nationwide. The Group’s predominantly freehold estate is biased towards large pubs in residential locations. With some 3% of the pubs in the UK, Mitchells & Butlers has 9% of industry sales and average weekly take per pub of over three times the industry average.

–	Same outlet like for like sales include only those managed pubs that were trading for the two periods being compared. Approximately 95% of the estate is included in this measure.

–	Uninvested like for like sales include only those managed pubs that have not received expansionary investment of more than £30k in either year being compared. Approximately 85% of the estate is included in this measure.

Cautionary note regarding forward-looking statements

This update contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘target’, ‘expect’, ‘intend’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Mitchells & Butlers plc Form 20-F filed with the United States Securities and Exchange Commission on 16 March 2004.